CUSIP No. 74972G103

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No 1)*
RPX Corporation
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
74972G103
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04033A100

1.	Name of Reporting Person	Index Ventures Growth I (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands) (branch of Canadian partnership)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	3,315,313
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	3,315,313
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,315,313
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	6.5%
12.	Type of Reporting Person	PN

CUSIP No. 04033A100

1.	Name of Reporting Person	Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	115,664
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	115,664
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			115,664
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11.	Percent of Class Represented by Amount in Row (9)			0.2%
12.	Type of Reporting Person			PN

CUSIP No. 04033A100

1.	Name of Reporting Person	Index Ventures IV (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	1,562,042
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	1,562,042
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,562,042
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11.	Percent of Class Represented by Amount in Row (9)			3.1%
12.	Type of Reporting Person			PN

CUSIP No. 04033A100

1.	Name of Reporting Person	Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	148,270
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	148,270
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			148,270
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11.	Percent of Class Represented by Amount in Row (9)			0.3%
12.	Type of Reporting Person			PN

CUSIP No. 04033A100

1.	Name of Reporting Person	Yucca Partners L.P. Jersey Branch
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	31,034
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	31,034
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			31,034
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]
11.	Percent of Class Represented by Amount in Row (9)			Less than 0.1%
12.	Type of Reporting Person			PN

CUSIP No. 04033A100

Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2012 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

Item 4.     Ownership.

    Item 4 is hereby amended and restated as follows:

(a) through (c):

    The information requested hereunder is set forth in Items 5 through  9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G.  Ownership is stated as of December 31, 2012 and the ownership percentages are based on 51,084,156 shares of Common Stock outstanding as of December 31, 2012, as provided by the Issuer to the Reporting Persons.

CUSIP No. 04033A100

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2013

YUCCA PARTNERS L.P. JERSEY BRANCH
By:	/s/ Peter Mitchell
Name:Peter Mitchell Title:Authorized Signatory
INDEX VENTURES GROWTH I (JERSEY) L.P.
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I (Jersey) L.P.
INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ David Rimer
Name: Nigel Greenwood Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
INDEX VENTURES IV (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Hall Title: Director of Index Venture Associates IV Limited, as General Partner of Index Ventures IV (Jersey) L.P.
INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Hall Title: Director of Index Venture Associates IV Limited, as General Partner of Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.